UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934







                                  Go2Net, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                                    383 486 107
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.    383 486 107         SCHEDULE 13G           Page 2 of 6 Pages




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bert F. Fornaciari
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |_|
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                 704,342
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         0
              7          SOLE DISPOSITIVE POWER

                         704,342
              8          SHARED DISPOSITIVE POWER

                         0
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,342
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.43%
12            TYPE OF REPORTING PERSON

                IN




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CUSIP No.         383 486 107        SCHEDULE 13G           Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Go2Net, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(a)         Name of person filing:

                  Bert F. Fornaciari

Item 2(b) Address of principal business office or, if none, residence:

                  345 California Avenue
                  Suite 3
                  Palo Alto, CA  94306

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP Number:

                  383 486 107

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing
------            -------------------------------------------------------------
                  is a:
                  -----

                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or Endowment
                               Fund

                  (g)      |_| Parent Holding Company


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CUSIP No.         383 486 107       SCHEDULE 13G           Page 4 of 6 Pages

                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           Mr. Fornaciari acquired shares through the merger of WTO Acquisition Corp., a wholly-owned subsidiary of the Issuer, with and into Web21 (the "Merger"). As of December 31, 1998, after consummation of the Merger, Mr. Fornaciari directly owned 329,421 shares of the Issuer's Common Stock individually. On February 22, 1999, the Issuer issued two shares of its authorized but unissued Common Stock for each share of Issuer Common Stock held by each holder of record on
                           February 5, 1999, such distribution constituted a 2-for-1 split of such Common Stock effected as a 100% stock dividend. As of April 22, 1999, Mr. Fornaciari directly owned 658,842 shares of the Issuer's Common Stock. In addition, as of April 22, 1999 Mr. Fornaciari owned options to purchase 45,500 shares of the Issuer's Common Stock which, subject to stockholder approval of a certain transaction, will be exercisable within 60 days.

                  (b)      Percent of class:

                           Mr. Fornaciari could be deemed to be the beneficial owner, for purposes of Schedule 13G, of 704,342 shares of Issuer's Common Stock, which would constitute 5.43% of the Issuer's 12,962,814 shares of Common Stock as of April 22, 1999.

                  (c) Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 704,342

               (ii) shared power to vote or to direct the vote: 0

                       (iii) sole power to dispose or to direct the disposition of: 704,342

                       (iv) shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class:
------            ----------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.

Item 6            Ownership of more than 5% on behalf of another person:
------            -----------------------------------------------------

                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company:
                  -----------------------------------------


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CUSIP No.         383 486 107             SCHEDULE 13G       Page 5 of 6 Pages

                  Not applicable.

Item 8            Identification and classification of members of the Group:
------            ---------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
------            ------------------------------

                  Not applicable.

Item 10           Certification:

                  Not applicable.


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CUSIP No.         383 486 107         SCHEDULE 13G           Page 6 of 6 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/ Bert F. Fornaciari
Dated:  April 23, 1999                    Bert F. Fornaciari






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